January 14, 2025

Attention:	Brian McAllister
Raj Rajan
Sandra Wall
John Hodgin
Cheryl Brown
Timothy Levenberg

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Infinity Natural Resources, Inc.

Registration Statement on Form S-1

File No. 333-282502

CIK No. 0002029118

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Infinity Natural Resources, Inc. (the “Company”) hereby confidentially submits its currently expected pricing terms of the initial public offering (the “Offering”) of its Class A common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-l, File No. 333-282502 (the “Registration Statement”). In addition, the Company has included certain changed pages that it plans to include in the Registration Statement for the Staff’s review.

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 14, 2025. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $18.00 to $21.00 per share of Common Stock, with a midpoint of $19.50 per share of Common Stock. In the Offering, the Company proposes to sell up to 15,237,500 shares of Common Stock, which includes 1,987,500 shares of Common Stock that the underwriters have the option to purchase to cover over-allotments. This range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis. Moreover, in the event of future market volatility, the valuation and offering size may be adjusted.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein, as well as such other terms as discussed. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

If you have any questions with respect to the foregoing, please contact Michael W. Rigdon, P.C. or Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3647 or (713) 836-3786, respectively.

Very truly yours,

INFINITY NATURAL RESOURCES, INC.

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

Enclosures

cc:	David Sproule, Executive Vice President and Chief Financial Officer

Raleigh Wolfe, General Counsel

Matthew R. Pacey, P.C., Kirkland & Ellis LLP

Michael W. Rigdon, P.C., Kirkland & Ellis LLP

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